Exhibit 99.1

Twelve Seas and Brooge Holdings Announce Consummation of Business Combination

NEW YORK, Dec. 20, 2019 (GLOBE NEWSWIRE) -- Twelve Seas Investment Company (“Twelve Seas”) (NASDAQ: BROG), a company formed for the purpose of entering into a business combination, and Brooge Holdings Limited, a Cayman Islands exempted company (“Brooge Holdings”), announced today that they have consummated their previously announced business combination, pursuant to a business combination agreement, dated April 15, 2019 (as amended, the “Business Combination Agreement”) among Twelve Seas, Brooge Holdings and Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a United Arab Emirates (“UAE”) company in the oil storage and services business, and the other parties thereto.  Pursuant to the Business Combination Agreement, each outstanding ordinary share of Twelve Seas has been exchanged for one (1) ordinary share of Brooge Holdings, each outstanding warrant of Twelve Seas has been exchanged for one warrant of Brooge Holdings, each outstanding right of Twelve Seas has been converted into one-tenth of an ordinary share of Brooge Holdings, rounded down to the nearest whole share, and each outstanding unit of Twelve Seas has been broken into its component parts and then exchanged for one (1) ordinary share of Brooge Holdings, one (1) warrant of Brooge Holdings and one-tenth of an ordinary share of Brooge Holdings.

Brooge Holdings’ ordinary shares and warrants will begin trading on the NASDAQ Stock Market on Monday, December 23, 2019, and shall assume the ticker symbols “BROG” and “BROGW”, respectively.  Brooge Holdings will file reports and other documents with the Securities and Exchange Commission (“SEC”) as a foreign private issuer, and will report its financial information in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board.

Nicolaas Paardenkooper, the Chief Executive Officer of BPGIC, will hold the same position with Brooge Holdings and serve as a member of its board of directors.  Similarly, Saleh Yammout, the Chief Financial Officer of BPGIC will hold the same position with Brooge Holdings and will serve as a member of its board of directors.  The other members of the board of directors of Brooge Holdings shall include Dr. Yousef Alassaf, the Chairman of the board, Abu Bakar Chowdhury, Sa’eb El-Zein and Dr. Simon Madgwick.  As of the closing of the business combination, none of the officers or directors of Twelve Seas shall hold any positions with Brooge Holdings or its affiliates.

EarlyBirdCapital, Inc. acted as financial advisor and Ellenoff Grossman & Schole LLP acted as legal counsel to Twelve Seas in this transaction.  K&L Gates LLP acted as legal counsel to Brooge Holdings and BPGIC in this transaction.

About BPGIC

BPGIC was founded in 2013 to capitalize on an anticipated need for oil storage capacity at the Port of Fujairah, in the UAE, which was expected to become an important oil hub. Today, the Port of Fujairah is one of the most attractive storage hubs and a key strategic trading node globally. BPGIC’s management believes that BPGIC’s award winning state-of-the-art terminals offer the industry’s most advanced technologies, ensuring the highest level of service to clients. BPGIC is developing terminals in phases and aims to have a total capacity of 1 million m3 following the scheduled completion of the second phase of construction in Q2 2020. If Phase III is completed successfully as planned, BPGIC would become the largest oil storage and services business in Fujairah, almost double that of its nearest competitor in the Port of Fujairah.

BPGIC also focuses on value added services to its customers including: Blending, Heating, Inter-tank transfer and Throughput transfer. BPGIC is fully compliant with current environmental standards.

Following the closing of the business combination, BPGIC became a wholly-owned subsidiary of Brooge Holdings and will continue to be led by its current management team of Nicolaas Paardenkooper, as Chief Executive Officer, Saleh Yammout, as Chief Financial Officer, Lina Saheb, as Chief Strategy Officer, and they will be joined by  Faisal El Selim, as Chief Marketing Officer. BPGIC will remain headquartered in Fujairah, UAE.

About Twelve Seas

Twelve Seas is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Twelve Seas was led by Chairman Neil Richardson, Chief Executive Officer Dimitri Elkin, Chief Operating Officer Bryant B. Edwards, President Stephen A. Vogel and Chief Financial Officer Stephen N. Cannon.  Effective upon consummation of the business combination, all of the officers and directors of Twelve Seas resigned and Twelve Seas became a wholly-owned subsidiary of Brooge Holdings and changed its name to BPGIC International.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning the business combination, BPGIC’s and Brooge Holdings’ expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) BPGIC’s inability to obtain additional land on which it can develop additional facilities on commercially attractive terms, including its ability to enter into a final lease agreement for the plot of land in the port of Fujairah where BPGIC currently plans to locate its Phase III facilities; (2) the loss of any end-users; (3)  non-payment or non-performance by BPGIC’s principal customers or end-users (4) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (5) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II and other growth and expansion projects; (6) the outcome of any legal proceedings that may be instituted against Twelve Seas, BPGIC, Brooge Holdings or others following announcement of the business combination agreement and the transactions contemplated therein; (7) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (8) the inability to recognize the anticipated benefits of the business combination; (9) the ability to obtain or maintain the listing of Brooge Holdings’ securities on NASDAQ following the business combination, including having the requisite number of shareholders; (10) costs related to the business combination; (11) changes in applicable laws or regulations; (12) the possibility that BPGIC may be adversely affected by other economic, business, and/or competitive factors; and (13) other risks and uncertainties indicated from time to time in filings with the SEC by Twelve Seas or Brooge Holdings. Readers are referred to the most recent reports filed with the SEC by Twelve Seas and Brooge Holdings. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from such registration requirements.

No Assurances

There can be no assurance that the potential benefits of combining the companies will be realized. The description of the business combination and the transactions contemplated thereby contained herein is only a summary and is qualified in its entirety by the disclosures in the Registration Statement on Form F-4 which was initially filed by Brooge Holdings with the SEC on September 27, 2019, and was declared effective on November 22, 2019, and by the definitive agreements relating to the business combination, copies of which have been filed by Twelve Seas and Brooge Holdings with the SEC.

FOR INVESTOR AND MEDIA INQUIRIES, PLEASE CONTACT:

Investor Relations
The Equity Group Inc.
Fred Buonocore – (212) 836-9607 / fbuonocore@equityny.com
Mike Gaudreau – (212) 836-9620 / mg@equityny.com

Brooge Holdings Limited
Nicolaas Paardenkooper, Chief Executive Officer – +971 2 633 3149 / nico.paardenkooper@bpgic.com

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